Valeant Research & Development
(formerly known as Ribapharm Inc.)
3300 Hyland Avenue
Costa Mesa, CA 92626

May 5, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.Y.
Washington, D.C. 20549

Re:	Ribapharm Inc. Registration Statement on Form S-1 File No. 333-88098

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, application is hereby made by Valeant Research & Development (formerly known as Ribapharm Inc.) (the “Company”) to withdraw the above-referenced registration statement which was filed with the Securities and Exchange Commission (the “Commission”) by the Company on May 13, 2002.

     The Company no longer intends to proceed with the offering of securities to which the registration statement relates. No securities have been sold in connection with the offering. Accordingly, the Company requests that the Commission consent to this application on the grounds that withdrawal of the registration statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of said Rule 477.

     If you have any questions regarding this application, please contact the Company’s legal counsel, William T. Manierre, of Sheppard, Mullin, Richter & Hampton LLP at (415) 774-3283.

Very truly yours, VALEANT RESEARCH & DEVELOPMENT (formerly known as Ribapharm Inc.)
By:	/s/ William Comer
	Name:	William Comer
	Title:	Chief Financial Officer